EXHIBIT 20.1
                     PRESS RELEASE DATED SEPTEMBE 17, 2001

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             CEMENT CASING SUCCESFULLY COMPLETED ON COALINGA WELL -
                            COMMERCIAL WELL EXPECTED


  Vancouver, British Columbia, Sept. 17, 2001 - After announcing the strongest gas shows to date at the Coalinga Nose 1-1 sidetrack operation in Fresno County, Fairchild International (OTCBB - FRCD) reports that 5 1/2" casing has been cemented to a depth of 10,160 feet. The Martinez sands, the secondary target, are now protected and can easily be tested. Upon review of the final mud log, the operator can assume that there is a total of 97 feet of sand with quality shows that would indicate most all is viable. The sands are three separate packages each having very sharp and high gas shows and a very high content of live oil. The operator feels that these sands alone could quite possibly have the reserve base to justify development within the whole field. Current operations include removing the larger drilling rig and preparing for a more appropriate smaller rig for the completion of drilling to the primary zone, the Brown Mountain Sand. In light of these continued extremely encouraging developments, the company has made a strategic decision to focus all of its' resources on the Coalinga Nose Oil and Gas play. The company will continue to evaluate mineral properties as well as other oil and gas properties where there is the potential to increase shareholder value.

  To date, $3-million (U.S.) has been spent on the land including a 3-D seismic survey shot in 1997 covering 16 square miles including the prospect area. According to consulting engineer, Mark Anderson, this is a "superior prospect based on a quality modern 3-D seismic grid, abundant and thoroughly mapped well control," and "both production and down dip shows in the target horizon." The 3-D seismic data "clearly corroborates existing production from known stratigraphic and structural features," from the Cretaceous Brown Mt. Formation which is largely untested in this area. Only one well has penetrated the Cretaceous Brown Mt. Sand within the seismic shoot area in 1942. This well had significant untested gas shows in the Brown Mt. Sand from 11,455 feet to bottom. Originally drilled for oil, the off-scale gas shows at the bottom of the well were not tested and the well was abandoned due to a lack of natural gas market during World War II. Four-way closure can be observed within the prospect area where the Brown Mt. Sand is up to 400 feet thick.

Website: HTTP://WWW.FAIRCHILDINTERNATIONAL.COM E-mail:
IR@FAIRCHILDINTERNATIONAL.COM Toll Free - 1-888-864-7372

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forward-looking statements made on behalf of the Company. All such
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and actual results achieved by Fairchild may differ materially from these
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assumptions or changes in other factors affecting such statements. You should
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